

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2018

James Moylan, Jr.
Senior Vice President and Chief Financial Officer
Ciena Corporation
7035 Ridge Road
Hanover, MD 21076

      Re: Ciena Corporation
          Form 10-K for the Fiscal Year Ended October 31, 2017
          Filed December 22, 2017
          File No. 001-36250

Dear Mr. Moylan:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Division of Corporation Finance
                    Office of Telecommunications

cc: Erik J. Lichter